SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(MARK ONE)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES AND EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]
       For the fiscal year ended December 31, 2004.

                                       OR

[   ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND
       EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
       For transition period from ______________ to _______________.

Commission file number -0-25280

B. Full title of the plan and address of the plan if different from that of the issuer named below:

           THE INVESTMENT PLAN FOR EMPLOYEES, MANAGERS AND AGENTS
-------------------------------------------------------------------------------

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                       AXA
-------------------------------------------------------------------------------

                    25 AVENUE MATIGNON, 75008, PARIS, FRANCE
-------------------------------------------------------------------------------

THE INVESTMENT PLAN FOR EMPLOYEES, MANAGERS AND AGENTS

TABLE OF CONTENTS
-------------------------------------------------------------------------------

                                                                                           Page
                                                                                           ----
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                                        1

Financial Statements as of December 31, 2004 and 2003 and for the Years then Ended

     Statements of Net Assets Available for Benefits                                           2

     Statements of Changes in Net Assets Available for Benefits                                3

     Notes to Financial Statements                                                          4-11

Supplemental Schedule:

     Schedule, H, Part IV, line- 4i* - Schedule of Assets (Held at End of Year)            12-13
       December 31, 2004

Exhibits:

     Consent of Independent Registered Public Accounting Firm                                 14

     Signature Page                                                                           15



All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA") have been omitted because there is no information to report.

* Refers to: item number in IRS Form 5500 (Annual Return/Report of Employee Benefit Plan) for the year ended December 31, 2004.

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM SE
                  FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

                              BY ELECTRONIC FILERS



AXA EQUITABLE LIFE INSURANCE
           COMPANY                                              13-5570651
----------------------------                             ----------------------
Exact name of registrant                                   (I.R.S. Employer
as specified in charter                                   Identification No.)

                           ANNUAL REPORT ON FORM 11-K
                           --------------------------

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004                      0-25280
-------------------------------------------              ----------------------
Electronic report, schedule or registration                   SEC file number,
statement of which the documents                               if available
are a part (give period of report)



                                    SIGNATURE
                                    ---------

Filings Made By the Registrant:
   The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York.

Dated: June 28, 2005      By:  /s/ Jennifer Blevins
                               ------------------------------------------------
                                 JENNIFER BLEVINS
                               Chairperson of the Officers Committee of Benefit
                               Plans of AXA Equitable Life Insurance Company;
                               Plan Administrator, and Executive Vice President
                               of AXA Equitable Life Insurance Company, Plan
                               Sponsor



Dated: June 28, 2005      By:  /s/ Mary Beth Farrell
                               -------------------------------------------------
                                 MARY BETH FARRELL
                               Plan Trustee, the Officers Committee of Benefit
                               Plans of AXA Equitable Life Insurance Company;
                               Executive Vice President of AXA Equitable
                               Life Insurance Company, Plan Sponsor

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
             -------------------------------------------------------

To the Officers Committee on Benefit Plans,
The AXA Equitable Life Insurance Company

We have audited the accompanying statements of net assets available for benefits of The Investment Plan for Employees, Managers and Agents (the "Plan") as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) at December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended (ERISA). The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                       /s/ Mitchell & Titus, LLP

New York, New York
June 21, 2005

THE INVESTMENT PLAN FOR EMPLOYEES, MANAGERS AND AGENTS

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
-------------------------------------------------------------------------------

                                                                        2004                2003
                                                                  -----------------   -----------------
ASSETS:

INVESTMENTS
Amounts invested under group annuity contract with Equitable:
Separate account funds                                             $   276,051,236     $   332,323,182
Guaranteed investment contracts                                        633,604,951         602,754,710
Common stocks                                                           97,889,925          80,276,996
Pooled accounts                                                        117,113,989                   -
Mutual funds                                                           431,426,297         166,228,763
Collective trust funds                                                           -           5,275,409
Short-term investments                                                 143,805,661          43,497,185
Loans due from participants                                             29,854,402          18,373,088
                                                                  -----------------   -----------------
   Total Investments                                                 1,729,746,461       1,248,729,333

Cash                                                                        26,323              26,334
Receivables                                                                799,145             541,216
                                                                  -----------------   -----------------
   Total assets                                                      1,730,571,929       1,249,296,883
                                                                  -----------------   -----------------

LIABILITIES:
Accrued expenses                                                           302,068             180,821
                                                                  -----------------   -----------------
   Total liabilities                                                       302,068             180,821
                                                                  -----------------   -----------------

NET ASSETS AVAILABLE FOR
   BENEFITS                                                        $ 1,730,269,861     $ 1,249,116,062
                                                                  =================   =================


See notes to financial statements.

THE INVESTMENT PLAN FOR EMPLOYEES, MANAGERS AND AGENTS

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
--------------------------------------------------------------------------------

                                                                            2004              2003
                                                                   -----------------     -----------------
INVESTMENT ACTIVITIES:
Investment income                                                   $    33,368,751       $    35,405,250
Management fees                                                            (987,524)             (905,637)
                                                                   -----------------     -----------------
   Net investment income                                                 32,381,227            34,499,613

Net appreciation in fair
  value of investments                                                   83,302,302           161,821,858
                                                                   -----------------     -----------------

  Net increase in net assets resulting
  from investment activities                                            115,683,529           196,321,471
                                                                   -----------------     -----------------

CONTRIBUTIONS:
Participants                                                             50,022,355            48,359,166
Employer                                                                 16,926,462            16,384,380
Transfers from other Plans                                              402,135,789                     -
                                                                   -----------------     -----------------
   Total contributions                                                  469,084,606            64,743,546
                                                                   -----------------     -----------------

   Total increases                                                      584,768,135           261,065,017
                                                                   -----------------     -----------------

FUND EXPENSES                                                            (1,950,950)           (1,396,436)
BENEFITS PAID                                                          (101,663,386)          (84,849,890)
                                                                   -----------------     -----------------

   Total decreases                                                     (103,614,336)          (86,246,326)
                                                                   -----------------     -----------------

   Net increase                                                         481,153,799           174,818,691

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year                                                     1,249,116,062         1,074,297,371
                                                                   -----------------     -----------------

End of year                                                         $ 1,730,269,861       $ 1,249,116,062
                                                                   =================     =================

See notes to financial statements.

THE INVESTMENT PLAN
FOR EMPLOYEES, MANAGERS AND AGENTS

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.     DESCRIPTION OF THE PLAN

       The following description of The Investment Plan for Employees, Managers and Agents (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document, which is the controlling document governing the provisions under the Plan, for more complete information.

       General - The Plan is a defined contribution plan with a 401(k) feature and covers salaried employees, managers and eligible sales associates ("Participants") of AXA Equitable Life Insurance Company (prior to September 7, 2004, named The Equitable Life Assurance Society of the United States) and certain participating affiliates ("AXA Equitable"). The effective date of the Plan was July 1, 1969. The Plan is a trusteed plan funded by a group annuity contract with AXA Equitable which invests in separate accounts, investments in guaranteed investment contracts, common stocks, mutual funds, and various short-term investments. Participants may elect to invest in any of the twenty-six investment funds provided under the Plan, with loans to Participants being viewed as invested in a loan fund. The Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

       On December 31, 2004, the assets of the Investment Plan Supplement for Employees and Field Underwriters of MONY Life Insurance Company were transferred into the Plan during a black-out period. The Plans were merged effective January 1, 2005; AXA Equitable made a number of changes to the Plan, effective January 1, 2005 including a name change, changes to Plan provisions, and a change of the recordkeeper.

       Contributions - Participants may contribute to the Plan on a before tax or after tax basis, or a combination of both. The Plan provides that a participant's contribution may not be more than 15% of his or her annual salary. The maximum contribution percentage is subject to reduction to meet certain tests prescribed by the Internal Revenue Code (the "Code"). There is also a limit determined on a yearly basis, regarding the maximum pre-tax contributions a participant can contribute to the Plan. For 2004 and 2003, the amounts were $13,000 ($16,000 for participants eligible for a "catch up" contribution) and $12,000 ($14,000 for participants eligible for a "catch up" contribution), respectively.

       AXA Equitable matches the Participant's contribution on a dollar for dollar basis, up to 2-1/2% of the Participant's salary. Under the Code, the 2004 maximum annual addition (participant after-tax contributions and employer contributions) cannot be greater than the lesser of $41,000 or 100% of a Participant's compensation. Matching contributions are made to the AXA ADR fund and must be held in that fund for twelve months prior to diversification into the other funds of the Plan. The Plan formerly provided for a profit sharing contribution based on AXA Equitable's financial performance, but not to exceed 3.5% of participant's eligible earnings. Effective in 2002, this profit sharing contribution was changed to be a discretionary profit sharing matching contribution determined annually based on AXA Equitable's financial performance and allocated based on the ratio of the AXA Equitable matching contributions received by a Participant to the AXA Equitable matching contributions received by all Participants during the year. The total discretionary profit sharing matching contributions available in 2004 and in 2003 to a participant was approximately 1% of eligible participant compensation reduced to the extent that pre-tax deferrals and matching contributions were maximized by the participant.

THE INVESTMENT PLAN
FOR EMPLOYEES, MANAGERS AND AGENTS

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.     DESCRIPTION OF THE PLAN (CONTINUED)

       Participant Accounts - Each Participant's account is credited with the participant's contributions and AXA Equitable's matching contributions and earnings on those contributions.

       Vesting - Participant contributions are fully vested immediately. Participants who were hired before April 29, 2002 are 100% vested in the AXA Equitable matching contributions. Participants hired after April 29, 2002 vest over time, based on years of service. Participants become 100% vested in their AXA Equitable matching contributions after completion of three years of service.

       Payment of Benefits - The customary form of payment of benefits is a single sum cash payment. Other forms of payment available to those with account balances in excess of $5,000 are fixed monthly installments, or the purchase of an annuity. Required minimum distributions must also be paid.

       Tax Status - The Plan's most recent determination letter is dated August 24, 2004, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving that determination letter. The Plan's administrator and tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan is qualified and the related trust is tax-exempt as of the Plan's financial statements date.

       Loans - A loan provision permits Participants to borrow from their account balances. Interest rates are established quarterly at the prime rate, plus two percentage points, as defined in the Plan, with repayment periods ranging from one to five years.

       Expenses - Certain administrative costs of the Plan are paid by the Plan. These costs are allocated to each fund based upon the percentage of the fund's asset value to the Plan's total asset value.

2.     SIGNIFICANT ACCOUNTING POLICIES

       Basis of Accounting

       The financial statements of the Plan are prepared under the accrual method of accounting.

       Valuation of Investments and Income Recognition - The Plan's investment in separate account funds is presented at the Plan's pro-rata share of the separate accounts' fair value. Investment contracts representing fully benefit responsive investment contracts are presented at contract value. The Plan's investments in common stocks, mutual funds and collective trust funds are presented at fair value. Investments in short-term investments are presented at amortized cost that approximates fair value. Loans due from Participants are valued at cost that approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend basis.

THE INVESTMENT PLAN
FOR EMPLOYEES, MANAGERS AND AGENTS

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

2.     SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

       Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

       Comparative Data - Certain amounts in the 2003 financial statements have been reclassified to conform to the 2004 presentation.

3.     PLAN TERMINATION

       Although AXA Equitable intends to continue the Plan indefinitely, AXA Equitable reserves the right to terminate the Plan subject to the provisions of ERISA and the Code. In the event of a termination of the Plan, assets will be distributed to Participants in accordance with the provisions of the Plan.

4.     PARTY-IN-INTEREST TRANSACTIONS

       As AXA Equitable is an investment manager, some investment management transactions are with a known party-in-interest as defined by ERISA
       Section 3(14). Such transactions are permitted by various class or statutory exemptions. AXA Equitable provides administrative services to the Plan for which it may be reimbursed for direct expenses permitted under ERISA.

THE INVESTMENT PLAN
FOR EMPLOYEES, MANAGERS AND AGENTS

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

5.     INVESTMENTS

       The Plan's assets are primarily invested in separate accounts, guaranteed investment contracts, common stocks, mutual funds, collective trust funds and short-term investments. The following table sets forth the costs and fair values of the assets invested in AXA Equitable's common stocks, mutual funds, collective trust funds and short-term investments:

                                                                    2004                              2003
                                                     --------------------------------  --------------------------------
                                                          Cost          Fair Value          Cost          Fair Value
                                                     ---------------  ---------------  ---------------  ---------------
    No. 3  (Aggressive Stock Fund)                     $ 49,033,515     $ 71,762,465     $ 45,053,705     $ 60,725,552
    No. 4  (Equity Fund)                                169,856,596      204,288,771      179,826,558      187,615,784
    No. 24 (International Equity Fund)                            -                -       20,511,326       26,073,801
    No. 31 (Real Estate Fund)                                     -                -       13,262,456       13,878,510
    No. 36 (S&P Index Fund)                                       -                -       38,858,834       44,029,535
                                                     ---------------  ---------------  ---------------  ---------------
      Separate Accounts                                $218,890,111     $276,051,236     $297,512,879     $332,323,182
                                                     ===============  ===============  ===============  ===============
    AXA ADR fund                                       $ 77,571,328     $ 97,889,925     $ 60,374,545     $ 80,276,996
                                                     ---------------  ---------------  ---------------  ---------------
      Common Stock Funds                               $ 77,571,328     $ 97,889,925     $ 60,374,545     $ 80,276,996
                                                     ===============  ===============  ===============  ===============
    EQ/Alliance Premier Growth Portfolio               $          -     $          -     $ 35,206,591     $ 23,225,115
    EQ/Alliance Technology Portfolio                              -                -       14,813,223       16,242,888
    EQ/Bernstein Diversified Value Portfolio             31,359,171       36,704,874       25,504,714       28,467,145
    EQ/FI Small/Mid Cap Value Portfolio                           -                -       20,230,227       23,438,623
    Spartan Extended Market Index Fund                   25,552,055      122,959,922                -                -
    EQ/HFS Emerging Growth Companies Portfolio                    -                -       30,526,548       27,222,593
    AXA Premier VIP Large Cap Core Equity Portfolio       3,551,292        3,912,486        2,841,047        3,202,775
    AXA Premier VIP Large Cap Growth Portfolio            6,754,998        7,728,042        5,313,579        6,031,553
    AXA Premier VIP Large Cap Value Portfolio             5,417,840        5,829,996        3,851,801        4,293,609
    AXA Premier VIP Small/Mid Cap Growth Portfolio        6,517,650        7,638,781        5,424,520        6,159,483
    AXA Premier VIP Small/Mid Cap Value Portfolio         8,124,509        9,338,591        5,605,957        6,556,610
    AXA Premier VIP International Equity Portfolio        8,603,931       10,099,494        4,381,175        5,113,838
    AXA Premier VIP Technology Portfolio                 20,019,890       22,130,014        6,637,505        7,214,814
    AXA Premier VIP Health Care Portfolio                 6,237,131        6,704,012        3,931,635        4,367,459
    AXA Premier VIP Core Bond Portfolio                   5,585,266        5,538,311        4,716,003        4,692,258
    Spartan International Index Fund                     22,621,467       42,656,074                -                -
    Spartan U.S. Equity Index Fund                       94,804,552       96,046,001                -                -
    Morgan Stanley Instl FD Inc.
      US Real Estate Portfolio                            4,522,930        5,103,301                -                -
    Dodge & Cox Balanced Fund                            35,264,850       35,264,850                -                -
    EQ/Enterprise Growth                                 13,771,549       13,771,548                -                -
                                                     ---------------  ---------------  ---------------  ---------------
      Mutual Funds                                     $298,709,081     $431,426,297     $168,984,525     $166,228,763
                                                     ===============  ===============  ===============  ===============
    Short-Term Investments                             $143,805,661     $143,805,661     $ 43,497,185     $ 43,497,185
                                                     ===============  ===============  ===============  ===============
    Pyramid Daily Value Portfolio                      $          -     $          -     $  4,348,758     $  5,275,409
                                                     ---------------  ---------------  ---------------  ---------------
      Collective Trust Funds                           $          -     $          -     $  4,348,758     $  5,275,409
                                                     ===============  ===============  ===============  ===============
    EQ/ Enterprise EQ, Inc.                            $117,113,989     $117,113,989     $          -     $          -
                                                     ---------------  ---------------  ---------------  ---------------
      Pooled account                                   $117,113,989     $117,113,989     $          -     $          -
                                                     ===============  ===============  ===============  ===============
    Participant loans                                  $ 29,854,402     $ 29,854,402     $ 18,373,088     $ 18,373,088
                                                     ===============  ===============  ===============  ===============

THE INVESTMENT PLAN
FOR EMPLOYEES, MANAGERS AND AGENTS

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

5.     INVESTMENTS (CONTINUED)

       Investment contracts are summarized as follows:

                                                                                      2004
                                                         ------------------------------------------------------------------
                                                          Effective  Average  Contract      Current             Fair
Investment Contract                                         Date      Yield     Rate         Value             Value
-------------------                                         ----      -----     ----         -----             -----
Guaranteed Insurance Contracts:
AIG Financial Products Co                                   12/31/04  4.18%     4.18%       $ 57,932,202      $ 59,840,349
CDC Financial Products                                      12/31/04  4.18%     4.18%         57,932,202        59,840,349
Rabobank Nederland                                          12/31/04  4.18%     4.18%         57,932,202        59,840,349
State St Bk & Tr Co Boston                                  12/31/04  4.18%     4.18%         57,932,220        59,840,349
Allstate Life Insurance Co  #IM006348                       04/09/02  5.48%     5.48%         10,135,382        10,489,849
GE Life & Annuity ASR Co  #GS-3722                          04/09/02  5.38%     5.38%         10,269,157        10,572,167
John Hancock Mutual Life Ins  #GAC-15813                    08/01/03  2.09%     2.09%         20,210,782        19,866,749
Hartford Life Insurance Co  #GA-10679                       10/01/03  2.88%     2.88%         20,572,799        20,357,092
ING - Aetna  #IUS0142                                       10/05/04  2.82%     2.82%          5,032,780         5,007,219
Massachusetts Mutual  #GIC-35085                            01/03/02  5.20%     5.20%         40,005,541        41,030,139
Metropolitan Life Ins Co  #2881806901                       04/08/03  2.89%     2.89%         20,290,901        20,194,300
Metropolitan Life Ins Co  #2884806901                       07/02/03  2.27%     2.27%         25,137,205        24,856,126
Metropolitan Life Ins Co  #2897506901                       04/01/04  2.87%     2.87%         15,322,027        15,023,580
Metropolitan Life Ins Co  #2903006901                       06/24/04  4.03%     4.03%          5,000,541         5,145,962
Monumental Life Insurance  #SV04243Q-00                     04/09/02  5.37%     5.37%         10,402,335        10,664,202
Monumental Life Insurance  #SV04403Q-00                     06/24/03  4.11%     4.11%         10,001,101        10,115,571
Monumental Life Insurance  #SV04452Q-00                     10/07/04  2.76%     2.76%          5,032,089         5,005,229
Monumental Life Insurance  #UDA00014FR-00                   11/30/00  7.08%     7.08%          5,175,908         5,255,409
New York Life Insurance Co  #GA30595004                     07/09/02  4.93%     4.93%         10,368,705        10,652,980
New York Life Insurance Co  #GA30595005                     10/01/03  3.01%     3.01%         30,675,358        30,402,657
New York Life Insurance Co  #GA30595006                     04/05/04  2.94%     2.94%         10,000,000         9,786,815
New York Life Insurance Co  #GA31339                        10/19/02  4.47%     4.47%         20,450,674        20,575,350
Principal Life Insurance  #8-01004-1                        01/05/04  3.46%     3.46%         15,128,803        15,060,627
Principal Life Insurance  #8-01004-2                        04/01/04  2.85%     2.85%         15,212,834        14,945,231
Security Life Denver Ins  #SA0440                           01/02/03  2.89%     2.89%         15,217,575        15,217,903
Security Life Denver Ins  #SAO528                           06/24/04  2.81%     2.81%         15,210,442        15,176,687
Travelers Insurance Co  #GR-18048                           07/05/01  6.11%     6.11%         21,208,202        21,723,782
Travelers Insurance Co  #GR-18243                           04/09/02  5.76%     5.76%         20,569,506        21,567,851
Travelers Insurance Co  #GR-18353                           07/09/02  5.10%     5.10%          5,126,262         5,306,452
Travelers Insurance Co  #GR-18546                           04/08/03  2.36%     2.36%         20,119,216        20,064,208
                                                                                        ----------------- -----------------
Total                                                                                      $ 633,604,951      $643,425,533
                                                                                        ================= =================

THE INVESTMENT PLAN
FOR EMPLOYEES, MANAGERS AND AGENTS

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

5.     INVESTMENTS (CONTINUED)

                                                                                  2003
                                           -------------------------------------------------------------------------------
                                           Effective     Average     Contract         Current               Fair
Investment Contracts                          Date        Yield        Rate            Value                Value
--------------------                          ----        -----        ----            -----                -----
Guaranteed Insurance Contracts:

Allstate Life Ins Co. #6158                  04/26/99         6.10%       6.10%      $ 19,870,036            $ 20,100,296
Allstate Life Ins Co. #IM006348              04/09/02         5.48%       5.48%        10,133,901              10,828,601
Caisse des Depots (CDC) #410-01              07/01/99         6.80%       6.80%        10,001,803              10,281,900
GE Life & Annuity Asr Co. #GS-3378           01/04/02         7.33%       7.33%        15,005,815              15,752,767
GE Life & Annuity Asr Co. #GS-3722           04/09/02         5.38%       5.38%        10,269,161              10,896,991
GE Life & Annuity Asr Co. #GS-3804           01/02/03         2.36%       2.36%        30,533,839              30,618,047
Hartford Life Insurance Company GA-106       10/01/03         2.88%       2.88%        20,142,079              19,953,331
John Hancock Life Ins. #15813                08/01/03         2.09%       2.09%        10,154,876              19,828,002
Mass Mutual Life Ins Co. # 35085             01/03/02         5.20%       5.20%        50,006,944              52,638,110
Metropolitan Life Ins Co. #25704             11/03/00         7.07%       7.07%         2,853,041               2,892,515
Metropolitan Life Ins Co. #28818             04/08/03         2.89%       2.89%        20,422,784              20,563,756
Metropolitan Life Ins Co. #28848             07/02/03         2.27%       2.27%        25,282,935              25,141,775
Monumental Life Ins Co. - Alliance           05/04/91         5.11%       5.11%        93,736,497              98,176,330
Monumental Life Ins Co. - PIMCQ              01/12/98         5.36%       5.36%        94,680,529              99,317,920
Monumental Life Ins Co. #SV04243Q            04/09/02         5.37%       5.37%        10,403,459              11,016,340
Monumental Life Ins Co. #UDA00006            01/04/00         7.31%       7.31%        10,003,867              10,503,821
Monumental Life Ins Co. #00014FR             11/30/00         7.08%       7.08%         5,176,398               5,529,440
New York Life Ins Co. #30595-003             10/19/01         4.26%       4.26%        10,086,367              10,328,594
New York Life Ins Co. #30595-004             07/09/02         4.93%       4.93%        10,367,730              10,869,869
New York Life Ins Co. #30595-005             10/01/03         3.01%       3.01%        30,226,984              30,026,230
New York Life Ins Co- #31339                 10/19/01         4.47%       4.47%        20,449,443              21,160,965
Prudential Ins Co. of America #7816-213      07/01/99         7.04%       7.04%        10,697,943              10,993,870
Security Life of Denver - SA-0440            01/02/03         2.89%       2.89%        15,218,176              15,426,015
Travelers Ins Companies #GR-18048            07/05/01         6.11%       6.11%        21,215,105              22,642,763
Travelers Ins Companies #GR-18353            07/09/02         5.10%       5.10%         5,126,264               5,373,312
Travelers Ins Companies #GR-18546            04/08/03         2.36%       2.36%        20,119,220              20,244,587
Travelers Ins Companies #GR-18243            04/09/02         5.76%       5.76%        20,569,514              22,016,351
                                                                                  ----------------        ---------------
Total                                                                               $ 602,754,710           $ 633,122,498
                                                                                  ================        ===============

THE INVESTMENT PLAN
FOR EMPLOYEES, MANAGERS AND AGENTS

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

5. INVESTMENTS (CONTINUED)

       The Plan's participation percentage in each separate account as of December 31, is as follows:

                                                                       2004                           2003
                                                                       ----                           ----
       No. 3  (Aggressive Stock Fund)                                  59.0%                          55.5%
       No. 4  (Equity Fund)                                            27.9%                          27.2%
       No. 24 (International Equity Fund)                               0.0%                          47.7%
       No. 31 (Real Estate Fund)                                        0.0%                          82.0%
       No. 36 (S&P Index Fund)                                          0.0%                          57.5%

       The following presents investments that represent five percent or more of the Plan's net assets.

                                                                       2004                           2003
                                                                       ----                           ----
       Separate Accounts:
         No. 4 (Equity Fund)                                    $      204,288,771             $     187,615,784
       Guaranteed Investment Contracts:
         Monumental Life Ins Co - Alliance                                       -                    93,736,497
         Monumental Life Ins Co - PIMCO                                          -                    94,680,529
       Short-term investments:
         Fidelity STF Fund                                             143,805,661                            -
       Common Stock:
         AXA ADR Stock Fund                                             97,889,925                    80,276,996
       Mutual Funds:
         Spartan Extended Market Index Fund                            122,959,922                             -
       Pooled Account
         EQ/Enterprise EQ, Inc.                                        117,113,989                             -
       Spartan U.S. Equity Index Fund                                   96,046,001                             -


       During 2004 and 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $83,302,302 and $161,821,858 respectively, as follows:

                                                                            Year ended December 31,
                                                                       2004                           2003
                                                                       ----                           ----
       Changes in Fair Value as Determined by
         Quoted Market Price

         Separate Account Funds                                 $       50,683,593             $      91,875,306
         Common Stocks                                                  13,325,091                    33,245,024
         Mutual Funds                                                   19,175,091                    34,930,593
         Collective Trust Funds                                            118,527                     1,433,236
         Guaranteed Investment Contracts                                         -                       337,699
                                                                ------------------             -----------------
       Total                                                    $       83,302,302             $     161,821,858
                                                                ==================             =================

THE INVESTMENT PLAN
FOR EMPLOYEES, MANAGERS AND AGENTS

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6.     CONTINGENCIES

       In May 2003, a class action complaint entitled TERRY BERGER ET. AL V. AXA NETWORK, LLC was commenced in the U.S. District Court for the Northern District of Illinois that if successful, could have the effect of increasing Plan liabilities for certain past years. On May 6, 2005, the District Court ruled for the Plan on all remaining claims and dismissed the case. That dismissal may be appealed.

THE INVESTMENT PLAN FOR
EMPLOYEES, MANAGERS AND AGENTS
EMPLOYER ID#13-5570651, PLAN #005

SCHEDULE H, PART IV, LINE 4i)-
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31 2004
--------------------------------------------------------------------------------

    DESCRIPTION                                                 COST                FAIR VALUE
    -----------                                          -------------------    -------------------

    ASSETS HELD AND INVESTED BY AXA EQUITABLE
      LIFE INSURANCE COMPANY
     UNDER GROUP ANNUITY  CONTRACT NO. 87:

    SEPARATE ACCOUNTS:
    No. 3 (Mid Cap Growth Fund)                              $   49,033,515        $    71,762,465
    No. 4 (Equity Fund)                                         169,856,596            204,288,771
                                                         -------------------    -------------------
       TOTAL                                                  $ 218,890,111        $   276,051,236
                                                         ===================    ===================

    GUARANTEED INSURANCE CONTRACTS:                        CONTRACT VALUE           FAIR VALUE
                                                         -------------------    -------------------
    AIG Financial Products Co                                $   57,932,202        $    59,840,349
    CDC Financial Products                                       57,932,202             59,840,349
    Rabobank Nederland                                           57,932,202             59,840,349
    State Street Bank and Trust                                  57,932,220             50,840,349
    Allstate #IM006348                                           10,135,382             10,489,849
    GE Life & Annuity #3722                                      10,269,157             10,572,167
    Hartford Life GA - 10679A                                    20,572,799             19,866,749
    ING - Aetna IUS0142                                           5,032,780             20,357,092
    John Hancock GA #14556                                       20,210,782              5,007,219
    Mass Mutual GIC # 35085                                      40,005,541             41,030,139
    Metropolitan Life GAC#28818                                  20,290,901             20,194,300
    Metropolitan Life GAC#28848                                  25,137,205             24,856,126
    Metropolitan Life GAC#28975                                  15,322,027             15,023,580
    Metropolitan Life GAC#29030                                   5,000,541              5,145,962
    Monumental Life Ins Co #SV04243Q                             10,402,335             10,664,202
    Monumental Life Ins Co #SV04203Q                             10,001,101             10,115,571
    Monumental Life UDA00014FR                                    5,175,908              5,005,229
    New York Life #30595 -004                                    10,368,705              5,255,409
    New York Life #30595 -005                                    30,675,358             10,652,980
    New York Life #30595-006                                     10,000,000             30,402,657
    New York Life #31339                                         20,450,674              9,786,815
    Principal Life 8-01004-1                                     15,128,803             20,575,350
    Principal Life 8-01004-2                                     15,212,834             15,060,627
    Security Life of Denver SA-0440                              15,217,575             14,945,231
    Security Life of Denver SA-0528                              15,210,442             15,217,903
    Monumental Life Insurance SV04452Q                            5,032,089             15,176,687
    Travelers Insurance Co #18048                                21,208,202             21,723,782
    Travelers Insurance Co #18243                                20,569,506             21,567,851
    Travelers Insurance Co #18353                                 5,126,262              5,306,452
    Travelers Insurance Co #18546                                20,119,216             20,064,208
                                                         -------------------    -------------------
       TOTAL                                                  $ 633,604,951        $   643,425,533
                                                         ===================    ===================

Guaranteed Investment Contracts are reported at contract value, rather than fair value.

THE INVESTMENT PLAN FOR
EMPLOYEES, MANAGERS AND AGENTS
EMPLOYER ID#13-5570651, PLAN #005

SCHEDULE H, PART IV, LINE 4i)-
SCHEDULE OF ASSETS (HELD AT END OF YEAR)-(Continued)
DECEMBER 31 2004
--------------------------------------------------------------------------------

DESCRIPTION                                                                    COST                FAIR VALUE
-----------                                                               -------------------    ------------------
    COMMON STOCK:
    AXA (American Depository Receipts)
       3,475,377 shares                                                       $  77,571,328         $   97,889,925
                                                                          ------------------     ------------------
    MUTUAL FUNDS:
    EQ/Bernstein Diversified Value Portfolio                                     31,359,171             36,704,874
    Spartan Extended Market Index Fund                                           25,552,055            122,959,922
    AXA Premier VIP Large Cap Core Equity Portfolio                               3,551,292              3,912,486
    AXA Premier VIP Large Cap Growth Portfolio                                    6,754,998              7,728,042
    AXA Premier VIP Large Cap Value Portfolio                                     5,417,840              5,829,996
    AXA Premier VIP Small/Mid Cap Growth Portfolio                                6,517,650              7,638,781
    AXA Premier VIP Small/Mid Cap Value Portfolio                                 8,124,509              9,338,591
    AXA Premier VIP International Equity Portfolio                                8,603,931             10,099,494
    AXA Premier VIP Technology Portfolio                                         20,019,890             22,130,014
    AXA Premier VIP Health Care Portfolio                                         6,237,131              6,704,012
    AXA Premier VIP Core Bond Portfolio                                           5,585,266              5,538,311
    Spartan International Index Fund                                             22,621,467             42,656,074
    Spartan U.S. Equity Index Fund                                               94,804,552             96,046,001
    Morgan Stanley Instl FD Inc US Real Estate Portfolio                          4,522,930              5,103,301
    Dodge & Cox Balanced Fund                                                    35,264,850             35,264,850
    EQ/Enterprise Growth                                                         13,771,549             13,771,548
                                                                         -------------------     ------------------
       TOTAL MUTUAL FUNDS                                                     $ 298,709,079         $  431,426,297
                                                                         -------------------     ------------------
    SHORT-TERM INVESTMENTS:
    Fidelity STF Fund                                                           143,805,661            143,805,661
                                                                         -------------------     ------------------
       TOTAL SHORT TERM INVESTMENTS                                           $ 143,805,661         $  143,805,661
                                                                         -------------------     ------------------
    POOLED ACCOUNT
    EQ/Enterprise EQ, Inc.                                                      117,113,989            117,113,989
                                                                         -------------------     ------------------
       TOTAL POOLED ACCOUNTS                                                  $ 117,113,989         $ 117,113,989
                                                                         -------------------     ------------------
    LOANS DUE FROM PLAN PARTICIPANTS:
    2.73% loans with interest rates ranging from
    5.00% to 13.26% with maturities extending
    to December, 2008.                                                           29,854,402             29,854,402
                                                                         -------------------     ------------------
       TOTAL INVESTMENTS                                                     $1,519,549,521         $1,739,567,043
                                                                         ===================     ==================



Note: The Plan values short-term investment at amortized cost which approximates fair value. The short-term investments are recorded at amortized cost and accordingly show no unrealized appreciation (depreciation).

            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator of the Investment Plan for Employees, Managers and
Agents:

We consent to incorporation by reference in the Registration Statement No. 33-67424 of The AXA Equitable Life Insurance Company of our report dated June 21, 2005 relating to the net assets available for benefits of the Investment Plan for Employees, Managers and Agents as of December 31, 2004 and 2003, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule, Schedule H, line 4i-schedule of assets (held at end of year) as of December 31, 2004, which report appears in the December 31, 2004 annual report on Form 11-K of the Investment Plan for Employees, Managers and Agents.

                            /s/ Mitchell & Titus LLP

New York, New York
June 22, 2005

                                   SIGNATURES
                                   ----------

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                        THE INVESTMENT PLAN FOR
                                       EMPLOYEES, MANAGERS AND AGENTS
                                       ------------------------------

Dated:  June 28, 2005     By:    /s/ Jennifer Blevins
                               -------------------------------------------------
                                 JENNIFER BLEVINS
                               Chairperson of the Officers Committee of Benefit Plans of AXA Equitable Life Insurance Company; Plan Administrator, and Executive Vice President of AXA Equitable Life Insurance Company,
                               Plan Sponsor

Dated:  June 28, 2005     By:    /s/ Mary Beth Farrell
                               -------------------------------------------------
                                 MARY BETH FARRELL
                               Plan Trustee, the Officers
                               Committee of Benefit Plans of AXA Equitable Life Insurance Company;
                               Executive Vice President of AXA Equitable Life Insurance Company, Plan Sponsor